233664v5 THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IT CONTAINS PROPOSALS RELATING TO THE COMPANY ON WHICH YOU ARE BEING ASKED TO VOTE. If you are in any doubt about the action to be taken, you are recommended to seek immediately your own personal financial advice from an appropriately qualified adviser licensed pursuant to the Protection of Investors (Bailiwick of Guernsey) Law, 2020 (as amended) if you are in the Bailiwick of Guernsey, or from another appropriately authorised independent financial adviser if you are in a territory outside the Bailiwick of Guernsey. If you have sold or transferred all of your Shares in the Company, please forward this document without delay to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. The Board encourages all Shareholders to appoint the Chairman of the meeting as their proxy as early as possible in order to vote on the matters being considered at the AGM. All votes on the Resolutions contained in the Notice of AGM will be held by poll. Updates on any changes to the proceedings of the AGM will be published on https://www.sghc.com. Should the situation change, the Company will announce, via press release that will be furnished on a Form 6-K to the Securities and Exchange Commission, any change in the arrangements which it feels would be reasonable and practical to implement. SUPER GROUP (SGHC) LIMITED (Guernsey company number 69022) (the "Company") Notice of the Annual General Meeting (the "AGM") To be held at Bordeaux Court, Les Echelons, St Peter Port, Guernsey GY1 1AR at 4 p.m. on 25 June 2026 The definitions used in this document are set out on page 10. This document should be read as a whole. Your attention is drawn to the letter from the Chairman of the Company which is set out on page 4 of this document and which recommends you vote, as applicable, in favour of each of the Resolutions to be proposed at the AGM. Your attention is also drawn to the section entitled "Action to be Taken by Shareholders" on page 3 of this document. The Resolutions described in this document are conditional on approval of Shareholders at the AGM. The Notice convening the AGM is set out on page 12 of this document. Full details on how to vote can be found on the Proxy Card accompanying the Notice. All votes must be cast not less than 48 hours (excluding any part of a day that is not a Business Day) before the time appointed for holding the AGM or adjourned meeting at which the person named in the Proxy Card proposes to vote. 8 May 2018

233664v5 CONTENTS Letter from the Chairman Page 4 Definitions Page 10 Notice of AGM Page 12 EXPECTED TIMETABLE OF EVENTS Latest time and date for receipt of Proxy Card for the AGM 4 p.m. on 23 June 2026 AGM 4 p.m. on 25 June 2026 Note: All references to time in this document are to British Summer Time.

233664v5 ACTION TO BE TAKEN BY SHAREHOLDERS In relation to the AGM: ALL SHAREHOLDERS ARE RECOMMENDED TO COMPLETE AND RETURN THEIR PROXY CARD TO INDICATE HOW THEY WISH TO VOTE IN RELATION TO THE PROPOSALS. COMPLETION AND RETURN OF THE PROXY CARD WILL NOT AFFECT A SHAREHOLDER'S RIGHT TO ATTEND AND VOTE AT THE AGM. A Shareholder who is entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote and speak at the AGM instead of that Shareholder, provided that each proxy is appointed to exercise the rights attached to a different Share or Shares held by the Shareholder. A proxy need not be a Shareholder. Shareholders are requested to complete and return their Proxy Card for the AGM as soon as possible and in any event not later than 48 hours (excluding any part of a day that is not a Business Day) before the AGM. Where a Shareholder being a body corporate wishes to attend and vote at the AGM, an appropriate letter of representation and suitable identification of the person nominated to represent the body corporate must be presented before the AGM commences. A list of Shareholders entitled to vote at the AGM as at the Record Date is available for inspection during ordinary business hours by any Shareholder at Kingsway House, Havilland Street, St Peter Port, Guernsey GY1 2QE prior to the AGM. Full details on how to vote can be found on the Proxy Card accompanying the Notice. Shareholders are urged to return their Proxy Card and to vote in favour of the Resolutions. We note that, as we are a foreign private issuer, as defined by the rules of the SEC, we are exempt from the rules and regulations under the Exchange Act and the NYSE related to the furnishing and content of proxy statements. In addition, as a foreign private issuer, we are generally not required to follow the voting requirements applicable to U.S. domestic issuers under the NYSE rules. You are asked to complete the Proxy Card in accordance with the instructions printed thereon no later than 4 p.m. on 23 June 2026.

233664v5 PART 1 LETTER FROM THE CHAIRMAN SUPER GROUP (SGHC) LIMITED (Guernsey company number 69022) (the "Company") Directors Registered office Eric Grubman – Chairman Kingsway House Neal Menashe – Chief Executive Officer Havilland Street Alinda van Wyk – Chief Financial Officer St. Peter Port, Guernsey John Le Poidevin – Director and Audit and Risk Committee Chair GY1 2QE Robert Dutnall – Director Natara Holloway Branch – Director Jonathan Jossel – Director Merrick Wolman – Director 8 May 2026 Dear Shareholder, Notice convening the 2026 Annual General Meeting of the Company I am pleased to write to you with details of the AGM of the Company, which is being held at Bordeaux Court, Les Echelons, St Peter Port, Guernsey GY1 1AR at 4p.m. on Thursday 25 June 2026. The purpose of this letter is to explain the business to be considered at the AGM. The AGM will therefore consider, and if thought fit, adopt the following Resolutions: 1. an ordinary resolution that the annual report, the audited financial statements, the Directors’ report, and the Auditor’s report for the financial year ended 31 December 2025 be received and approved; 2. an ordinary resolution ratifying the appointment Deloitte LLP as Auditor of the Company for the financial year ended 31 December 2026 and until the end of the next annual general meeting of the Company; 3. an ordinary resolution authorising the Directors of the Company to determine the remuneration of the Auditor; 4. an ordinary resolution re-appointing Eric Grubman as a director of the Company from the end of the AGM until the end of the next annual general meeting of the Company; 5. an ordinary resolution re-appointing John Le Poidevin as a director of the Company from the end of the AGM until the end of the next annual general meeting of the Company; 6. an ordinary resolution re-appointing Robert James Dutnall as a director of the Company from the end of the AGM until the end of the next annual general meeting of the Company; 7. an ordinary resolution re-appointing Natara Holloway Branch as a director of the Company from the end of the AGM until the end of the next annual general meeting of the Company;

233664v5 8. an ordinary resolution re-appointing Jonathan Jossel as a director of the Company from the end of the AGM until the end of the next annual general meeting of the Company; 9. an ordinary resolution re-appointing Merrick Wolman as a director of the Company from the end of the AGM until the end of the next annual general meeting of the Company; and 10. an ordinary resolution that the Company be and is hereby generally and unconditionally authorised, in accordance with section 315 of the Companies Law, subject to all applicable legislation and regulations, to make market acquisitions (within the meaning of section 316 of the Companies Law) of its own Shares, on such terms and in such manner as the Directors may from time to time determine and which may be cancelled or held as treasury shares in accordance with the Companies Law, provided that: a. the maximum aggregate number of Shares authorised to be purchased under this authority shall not exceed 14.99% of the Shares in issue (excluding Shares held in treasury) as at the date this resolution is passed; b. the minimum price (exclusive of expenses) which may be paid for a Share shall be 1% of the average market value of a Share for the three Business Days prior to the day the purchase is made; c. the maximum price (exclusive of expenses) which may be paid for a Share shall be not more than 110% of the average market value of a Share for the three Business Days prior to the day the purchase is made; and such authority to expire on the date which is 15 months from the date of passing of this resolution or, if earlier, at the end of the annual general meeting of the Company to be held in 2027 (unless previously renewed, revoked or varied by the Company by ordinary resolution) save that the Company may make a contract to acquire Shares under this authority before its expiry which will or may be executed wholly or partly after its expiration and the Company may make an acquisition of Shares pursuant to such a contract. Director Appointment Resolutions The term of office of each of Eric Grubman, John Le Poidevin, Robert Dutnall, Natara Holloway Branch, Jonathan Jossel and Merrick Wolman will expire immediately following the close of this AGM. It is proposed that they each be re-appointed as Directors at the AGM. They have each confirmed that they are able to continue to dedicate sufficient time to fulfilling their obligations as a Director. Each such Director’s biographical information, including his or her principal occupation, business experience, qualifications and other information is as follows: Eric Grubman Eric Grubman has served as a director of the Board since January 2022, having previously served as Chairman and Chief Financial Officer of Sports Entertainment Acquisition Holdings LLC ("SEAH") from October 2020 until the closing of the Business Combination. Mr. Grubman served as Chairman of the Board of On Location Experiences, a premium experiential hospitality business from April 2018 to January 2020. From 2004 until 2018, Mr. Grubman served in various roles with the National Football League (“NFL”), including leadership roles in Finance and Business Operations. He most recently served as an Executive Vice President leading special projects, including the sales of NFL teams, franchise relocations, construction of stadiums and was heavily involved with managing relationships with NFL Owners. Prior to the NFL, Mr. Grubman served as Co- President at Constellation Energy Group, an energy company that provides electric power, natural gas, and energy management services, from 1999 to 2002. Prior to his role with Constellation, Mr. Grubman served in various roles at Goldman Sachs, including as Partner and co-head of the Energy Group. Mr. Grubman earned

233664v5 a bachelor’s degree in economics from the United States Naval Academy and an M.B.A. from Harvard Business School. Mr. Grubman’s qualifications to serve on the Board include his years of executive experience working with professional sports leagues. John Le Poidevin John Le Poidevin has served as a director of the Company since January 2021, having served as a director of the Company’s subsidiary, SGHC Limited, since November 2020 and has been a member of the Board since its formation. Mr. Le Poidevin is a Fellow of the Institute of Chartered Accountants in England and Wales and a former audit partner of BDO LLP in London. Since 2013, Mr. Le Poidevin has served as a non-executive director and audit committee chair across a range of different businesses, including Market Tech Holdings Limited from 2014 to 2017, Safecharge International Group Limited from 2014 to 2019, Stride Gaming Plc from 2015 to 2019, International Public Partnerships Limited from 2016 to 2025 and BH Macro Limited from 2016 to 2026. Mr. Le Poidevin is currently a non-executive director at a number of companies, including, Foresight Group Holdings Limited and TwentyFour Income Fund Limited, both of which are listed on the main market of the London Stock Exchange. Mr. Le Poidevin’s qualifications to serve on the Super Group Board include his extensive breadth of experience across the online gaming, leisure and retail sectors in the U.K., European and global markets. Robert James Dutnall Robert James Dutnall has served as a director of the Board since January 2021, having served as an advisor to Betway Group since 2012, playing a key role in structuring the company as it is today, with a focus on developing the sports betting business. Prior to this role, Mr. Dutnall spent seven years with listed online gambling company, Sportingbet plc, including five years as managing director of its European business. Mr. Dutnall is a qualified Chartered Accountant and previously held senior finance and general management positions with a number of industrial and consumer companies, including Invensys and Unigate. Mr. Dutnall’s qualifications to serve on our Board include his extensive experience in the gaming and entertainment industry within which the Company operates. Natara Holloway Branch Natara Holloway Branch has served as a member of our Board since May 2022. Mrs. Holloway Branch served on the board of directors of SEAH and as the chair of its audit committee prior to the Business Combination. In the past, she has served on the board of directors and as the chair of the audit committee of the publicly held company Bleuacacia ltd. Mrs. Holloway Branch has served in various management positions for the NFL since 2004, in her last role she served as the Vice President of Football Business Operations and Strategy overseeing emerging football innovation, strategy, administration and football pipeline development from April 2019 to May 2022. Previously, Mrs. Holloway Branch served as the NFL’s Vice President of Youth & High School Football Strategy, Vice President of Brand, Marketing and Retail Development for Consumer Products, and Vice President of Corporate Development - New Business Development. Prior to joining the NFL, Mrs. Holloway Branch served in the Controller’s Group at ExxonMobil from 1998 to 2004. Mrs. Holloway Branch earned a bachelor’s degree in accounting from the University of Houston. She currently serves on the University of Houston Board of Visitors and the Big 12 Alumni Athletic Council. She has previously served on the Advisory Board for the University of Houston Bauer School of Business and has served on the University of Houston’s Power Athletics Task Force. Additionally, she serves as a director and co-lead of the budget oversight committee for the Harris County Sports and Convention Corporation. Mrs. Holloway Branch’s qualifications to serve on our Board include her experience and management within strategy, innovation, business development, accounting and audit functions specific to the sports and entertainment industry. Jonathan Jossel Jonathan Jossel has served as a member of the Board since May 2022. Mr. Jossel has served as the Chief Executive Officer of the Plaza Hotel & Casino since 2014, overseeing day-to-day operations as well as undertaking several large-scale renovation projects. From 2007 to 2014, Mr. Jossel served in management

233664v5 roles with Tamares Group, a real estate firm, overseeing the Tamares real estate portfolio in Las Vegas, Nevada. Mr. Jossel is an active member of the Fremont East Entertainment District board of directors, the Downtown Vegas Alliance, and the Nevada Resort Association. He earned a Business Commerce degree from the University of Birmingham in the United Kingdom. Mr. Jossel’s qualifications to serve on the Board include his experience in rebuilding the Plaza’s brand over the last 15 years. Merrick Wolman Merrick Wolman has served as a member of our Board since February 2025. Mr Wolman is the Chief Executive Officer of Bellerive Finance Limited since its inception in 2011. Bellerive was created as a result of an MBO of the Finance business of Stenham Group. Mr Wolman had been the head of Stenham Group Limited’s Business Finance division between 1999 and 2011. Mr Wolman holds a BCom from the University of Natal, South Africa. He qualified as Chartered Accountant (SA) in 1981, while serving articles at Arthur Andersen. After doing national service at the South African Revenue Service, he began his career in commerce, emigrating to the United Kingdom in 1988. Mr Wolman is a member of the ICAEW and SAICA. In his role within Stenham and Bellerive, Mr Wolman gained much experience in the gaming industry working closely in the set up and monitoring of a number of gaming ventures. Mr. Wolman’s qualifications to serve on the Board include his success in financial services with Bellerive and prior to that Stenham and his professional qualifications. AGM Set out on page 12 of this document is a Notice convening the AGM to be held at 4 p.m. on 25 June 2026 at Bordeaux Court, Les Echelons, St Peter Port, Guernsey GY1 1AR. The quorum for the AGM is at least two Shareholders present in person or represented by proxy holding in aggregate not less than a simple majority of all voting share capital in the Company in issue. If, within 15 minutes from the time appointed for the AGM, a quorum is not present, then the AGM will stand adjourned for seven days at the same time and place, or such other time or place as determined by the Directors. The agenda for the AGM will be as follows: 1. appointment of Chairman; 2. to lay before the AGM and to consider the annual report, the audited financial statements, the Directors’ report, and the Auditor’s report for the financial year ended 31 December 2025; and 3. to consider, and if thought fit, pass the Resolutions set out in the Notice. You are reminded to take professional advice from an appropriately qualified person. Please also ensure that you have read and understood the terms and conditions set out in this circular. Action to be taken Please see the instructions on page 3 of this document. Recommendation The Board considers the passing of the Resolutions to be in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board unanimously recommends that Shareholders vote in favour of each of the Resolutions proposed at the AGM. Certain of the Directors own Shares in the Company, and all of the Directors who hold Shares intend to vote all of their Shares in favour of the Resolutions.

233664v5 Yours sincerely (signed) “Eric Grubman” Eric Grubman Chairman

233664v5 PART 2 ADDITIONAL INFORMATION Documents available for Inspection Copies of the following documents are available for inspection on the Company's website www.sghc.com: 1. the Directors' Report, the Annual Report and the Accounts for the year ended 31 December 2025 and the Auditor's Report; 2. the Company’s Articles of Incorporation; 3. any of our public filings with the Securities and Exchange Commission; and 4. this document.

233664v5 DEFINITIONS The following definitions apply throughout this document, unless the context requires otherwise: "AGM" the annual general meeting of the Company to be held at 4p.m. on 25 June 2026, or any adjournment thereof "Articles" the articles of incorporation of the Company, as in force on the date of this document "Auditor" Deloitte LLP 1 New St Square, London EC4A 3HQ, United Kingdom "Board" or "Directors" the directors of the Company “Business Combination” the business combination among the Company, Sports Entertainment Acquisition Corp., SGHC Merger Sub, Inc., and Sports Entertainment Acquisition Holdings LLC "Business Day" means a day, excluding Saturdays or Sundays, on which banks in New York and Guernsey are open for general banking business throughout their normal business hours "Chairman" Eric Grubman "Companies Law" the Companies (Guernsey) Law, 2008 (as amended) "Company" Super Group (SGHC) Limited (Guernsey company number 69022) "Company Secretary" Shaun Drake at Dixcart Trust Corporation Limited PO Box 161, St Peter Port, Guernsey, GY1 4EZ email: shaun.drake@dixcart.com "Exchange Act" United States Securities Exchange Act of 1934, as amended "Memorandum" the memorandum of incorporation of the Company "Notice" the notice of the AGM set out on page 12 of this document "NYSE" the New York Stock Exchange “Proxy Card” the proxy card that accompanies the Notice "Record Date" at the close of business on 8 May 2026, being the record date for the determination of Shareholders that shall be entitled to receive notice of, and to attend and vote at, the AGM in accordance with article 13.2 of the Articles

233664v5 "Register" the register of Shareholders of the Company kept pursuant to the Companies Law "Resolutions" the resolutions to be proposed at the AGM as set out in the Notice "Shareholder" a registered holder of shares in the Company "Shares" the shares in the Company

233664v5 SUPER GROUP (SGHC) LIMITED (Guernsey company number 69022) (the "Company") NOTICE OF 2026 ANNUAL GENERAL MEETING NOTICE IS HEREBY GIVEN that the annual general meeting of the Company (the "AGM") will be held at Bordeaux Court, Les Echelons, St Peter Port, Guernsey GY1 1AR at 4 p.m. on 25 June 2026 for the purpose of considering, and if thought fit, adopting the following resolutions: ORDINARY RESOLUTIONS 1. To receive and consider the annual report, the audited financial statements, the Directors’ report, and the Auditor’s report for the financial year ended 31 December 2025. 2. To ratify the appointment of Deloitte LLP as Auditor of the Company for the financial year ended 31 December 2026 and until the end of the next annual general meeting of the Company in accordance with section 257(4) of the Companies (Guernsey) Law, 2008, as amended (the "Companies Law"). 3. To authorise the Directors of the Company to determine the remuneration of the Auditor in accordance with section 259(a)(ii) of the Companies Law. 4. To re-appoint Eric Grubman as a director of the Company from the end of the AGM until the end of the next annual general meeting of the Company. 5. To re-appoint John Le Poidevin as a director of the Company from the end of the AGM until the end of the next annual general meeting of the Company. 6. To re-appoint Robert James Dutnall as a director of the Company from the end of the AGM until the end of the next annual general meeting of the Company. 7. To re-appoint Natara Holloway Branch as a director of the Company from the end of the AGM until the end of the next annual general meeting of the Company. 8. To re-appoint Jonathan Jossel as a director of the Company from the end of the AGM until the end of the next annual general meeting of the Company. 9. To re-appoint Merrick Wolman as a director of the Company from the end of the AGM until the end of the next annual general meeting of the Company. 10. That the Company be and is hereby generally and unconditionally authorised, in accordance with section 315 of the Companies Law, subject to all other applicable legislation and regulations, to make market acquisitions (within the meaning of section 316 of the Companies Law) of its own Shares (as defined in the Company's Articles of Incorporation) (the "Shares"), on such terms and in such manner as the Directors may from time to time determine and which may be cancelled or held as treasury shares in accordance with the Companies Law, provided that: a. the maximum aggregate number of Shares authorised to be purchased under this authority shall not exceed 14.99% of the Shares in issue (excluding Shares held in treasury) as at the date this resolution is passed; b. the minimum price (exclusive of expenses) which may be paid for a Share shall be 1% of the average market value of a Share for the three Business Days prior to the day the purchase is made; c. the maximum price (exclusive of expenses) which may be paid for a Share shall be not more than

233664v5 110% of the average market value of a Share for the three Business Days prior to the day the purchase is made; such authority to expire on the date which is 15 months from the date of passing of this resolution or, if earlier, at the end of the annual general meeting of the Company to be held in 2027 (unless previously renewed, revoked or varied by the Company by ordinary resolution) save that the Company may make a contract to acquire Shares under this authority before its expiry which will or may be executed wholly or partly after its expiration and the Company may make an acquisition of Shares pursuant to such a contract. If this meeting should be adjourned on the basis that there is not a quorum of Shareholders of the Company, in person or by proxy, the adjourned meeting will stand adjourned for seven days at the same time and place, or such other time or place as determined by the Directors. By order of the Board (signed) “Shaun Drake” Registered Office Kingsway House ………………………….. Havilland Street Shaun Drake St Peter Port Company Secretary Guernsey Date: 8 May 2026 GY1 2QE

233664v5 NOTES: 1. A Shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote instead of him. The proxy need not be a Shareholder in the Company. Full details on how to vote can be found on the Proxy Card accompanying the Notice. All votes must be cast not less than 48 hours (excluding any part of a day that is not a Business Day) before the time appointed for holding the AGM or adjourned meeting at which the person named in the Proxy Card proposes to vote. 2. The Proxy Card for use at the AGM and which will remain valid for any adjournment thereof is enclosed. The appointment of a proxy will not prevent a member from subsequently attending and voting at the meeting in person. 3. The quorum for the AGM is at least two Shareholders present in person or represented by proxy holding in aggregate not less than a simple majority of all voting share capital in the Company in issue. 4. To be passed: ordinary resolutions require the approval of a simple majority of the votes cast in favour of each such ordinary resolution. 5. If within 15 minutes from the time appointed for the AGM a quorum of Shareholders is not present then the meeting shall stand adjourned for seven days at the same time and place, or such other time or place as is determined by the Directors. 6. Once passed by the requisite majority, the Resolutions will be binding on all Shareholders, irrespective of how or whether they have voted.